SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

Alterity Therapeutics Limited

6-K	Items

1.	ATHE presents at American Academy of Neurology Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERITY THERAPEUTICS LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

May 3, 2019

Alterity Therapeutics presents at the American Academy
of Neurology Annual Meeting

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 3rd May, 2019. Alterity Therapeutics Limited, (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) will present clinical data from its lead drug candidate PBT434 at the American Academy of Neurology Annual Meeting in Philadelphia, USA, from 5-9th May 2019.

Alterity will feature prominently at the Annual Meeting with a Platform Presentation on Sunday 5th May featuring data from the company’s Phase 1 clinical trial and a Poster Presentation featuring pre-clinical data on Thursday 9th May.

The American Academy of Neurology Annual Meeting is one of the largest gatherings of clinicians and researchers focusing on neurology in the world. It has been running for more than 70 years.

The Platform Presentation is titled: A First in Human Study of PBT434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation and will present first data from the current clinical study program. Details of this presentation, which is to be delivered by David Stamler, MD, Chief Medical Officer & Senior VP Clinical Development, will be disclosed to investors concurrently with the presentation.

The Phase 1 Clinical Trial for PBT434 commenced in 2018 in Australia, recruiting healthy adult and older adult (≥ 65) volunteers with the primary goals of assessing the safety and tolerability of PBT434 after single and multiple oral dose administration. Secondary goals include evaluating pharmacokinetic measures that will allow Alterity understand how PBT434 is absorbed and metabolised by the body.

The Poster Presentation appearing on Thursday 9th May is titled: PBT434 Prevents α-Synuclein Aggregation, Neuron Loss, Motor Dysfunction and Reduces Glial Cell Inclusions in a Transgenic Mouse Model of Multiple System Atrophyi.

This study evaluated the efficacy of PBT434 in a mouse model of multiple system atrophy (MSA), which is a rare and rapidly progressive neurological disorder that affects adults. MSA is characterized by motor symptoms similar to those found in Parkinson’s disease, loss of ability to coordinate voluntary movements, and impaired ability to regulate involuntary body functions such as blood pressure, bowel and bladder control and sexual function. Symptoms typically commence between the ages of 50 and 60 years of age and it has no known cause. The Poster will be lodged to coincide with the session later in the week.

PBT434 is the first of a new generation of small molecules designed to block the accumulation and aggregation of α-synuclein. α-synuclein is of great interest because aggregated forms of the protein are considered a pathological hallmark of Parkinsonian conditions and are a recognised therapeutic target by neuroscientists and clinicians.

Alterity Therapeutics | Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia	www.alteritytherapeutics.com

Session details:

Oral Presentation Session:

•	First in Human Study of PBT434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation

•	Session S4: Clinical Trials in Movement Disorders, Sunday May 5, 1:00 pm US ET

•	Presentation number 001

Poster Presentation Sessions:

•	Abstract number 837; PBT434 Prevents α-Synuclein Aggregation, Neuron Loss, Motor Dysfunction and Reduces Glial Cell Inclusions in a Transgenic Mouse Model of Multiple System Atrophyii

•	Poster Session P5, Thursday May 9, 11:30am to 6:30pm US ET

•	Poster presentation number 8-006

Geoffrey Kempler, CEO and Chairman said: “The AAN is the most prestigious gathering of clinicians and researching working in neurology and we are very pleased to have such strong participation which speaks to the novelty and promise of our PBT434 drug candidate for the treatment of neurological diseases.”

End Note

The Company changed its name on 8 April 2019 from Prana Biotechnology Limited to Alterity Therapeutics Limited, (ASX: ATH, NASDAQ:ATHE).

Investor enquiries IR@altertitytherapeutics.com

Contact:

Investor Relations

Rebecca Wilson

E: rwilson@buchanwe.com.au

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

i PBT434 Prevents α-synuclein Aggregation, Neuron Loss, Motor Dysfunction and Reduces Glial Cell Inclusions in a Transgenic Mouse Model of Multiple System Atrophy [David Finkelstein1, Nadia Stefanova2, Paul Adlard1, Margaret Bradbury3, David Stamler3 1Florey Institute of Neuroscience, 2Medical University of Innsbruck, 3Prana Biotechnology]

ii PBT434 Prevents α-synuclein Aggregation, Neuron Loss, Motor Dysfunction and Reduces Glial Cell Inclusions in a Transgenic Mouse Model of Multiple System Atrophy [David Finkelstein1, Nadia Stefanova2, Paul Adlard1, Margaret Bradbury3, David Stamler3 1Florey Institute of Neuroscience, 2Medical University of Innsbruck, 3Prana Biotechnology]